UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 001-36810

CMB.TECH NV
(Translation of registrant’s name into English)

De Gerlachekaai 20
2000 Antwerpen
Belgium
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of the press release of CMB.TECH NV (the “Company”), dated March 4, 2025, announcing that the Company has entered into a share purchase agreement with Hemen Holding Limited (“Hemen”) for the acquisition of 81,363,730 shares in Golden Ocean Group Limited owned by Hemen.

Attached hereto as Exhibit 99.2 is a copy of the mandatory notification of large shareholding made by the Company pursuant to the Norwegian Securities Trading Act section 4-2 on March 4, 2025.

The information contained in Exhibit 99.1 and Exhibit 99.2 of this Report on Form 6-K, excluding the commentary of Alexander Saverys, Chief Executive Officer of the Company, is hereby incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-272785) that was filed with the U.S. Securities and Exchange Commission and effective on June 20, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CMB.TECH NV
(Registrant)

Dated: March 5, 2025

	By:	/s/ Ludovic Saverys
Ludovic Saverys
Chief Financial Officer